XPLORE TECHNOLOGIES CORP.

14000 Summit Drive, Suite 900
Austin. Texas 78728

September 14, 2012

By EDGAR Transmission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Attn: Mark P. Shuman

Re:	Xplore Technologies Corp.
Registration Statement on Form S-1
Filed July 26, 2012
File No. 333-182860

Dear Mr. Shuman:

We hereby submit the response of Xplore Technologies Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 2, 2012, providing the Staff’s comments with respect to the above referenced Registration Statement on Form S-1 (the “Filing”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.                                       We note your disclosure on the prospectus cover page and in the prospectus summary that you have applied to the NASDAQ Capital Market to list your common stock under the symbol “XPLR.” We also note your risk factors on pages 13-14 that assume that you will be listed on the NASDAQ Capital Market. In your response letter, tell us the status of your application for listing. In the prospectus, please clarify whether the listing of the common stock on the NASDAQ Capital Market is a condition to this offering.

Company Response:

The Company hereby advises the Staff that the status of the Company’s application to The NASDAQ Capital Market to list its common stock is pending.  We have revised the disclosure on pages 13 and 14 of the Registration Statement to clarify that the listing of the Company’s common stock on the NASDAQ Capital Market is a condition to consummating the offering.

If you would like to discuss the response to the Staff’s comment or if you would like to discuss any other matter, please contact me at (512) 485-2017 or Jonathan J. Russo, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel, at (212) 858-1528.

Sincerely,

Xplore Technologies Corp.

By:	/s/ Michael J. Rapisand
Michael J. Rapisand
Chief Financial Officer